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                                                                    EXHIBIT 99.2
                                                           [English Translation]
                                                               September 2, 2003
                                                            CORPORATE DISCLOSURE

                              HANARO TELECOM, INC.
                      ISSUANCE OF COMMERCIAL PAPERS ("CP")

1. Details of CP issuance
 - Subscription company : SK Telecom
 - Total issue amount : KRW120 billion
 - Date of maturity : February 27, 2004

2. Purpose of Issuance
 - Early redemption of the Company's 18th non-bearer, non-guaranteed Euro Bonds with Warrants ("BW") upon the exercise of put option by the holders of the BWs.
 - Total face value : USD100,000,000
 - Total redemption amount : USD112,236,900

3. Date of relevant local filings : August 22, 2003, August 26, 2003